FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated June 12, 2018

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

U(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

U(Address of principal executive offices)

Gustavo Javier Lopez,

Administrative Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): U

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): U

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
Publicly-Held Company with Authorized Capital
Corporate Taxpayer’s ID (CNPJ/MF) No. 07.628.528/0001-59
State Registry (NIRE) 35.300.326.237

SALE OF JATOBÁ FARM

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (“Company”), complying with the provisions of Article 157, Paragraph 4 of Law 6404/76 and of Instruction No. 358/02 of the Brazilian Securities and Exchange Commission (“CVM”), informs its shareholders and the market in general that it has entered into a Sale and Purchase Agreement for an area of 9,784 hectares (7,485 arable hectares) of Jatobá Farm. The property, located in Jaborandi, Bahia state, was acquired in 2007 and had a total area of 31,606 hectares, of which 625 hectares were sold in July 2017, remaining 21,197 hectares in the portfolio after these sales.

Such sale is in line with the Company’s business strategy that focuses not only on agricultural production but also on capital gains through the sale of properties.

The total amount of the sale was 285 soybean bags per arable hectare or R$164.8 million (~R$22,018/arable hectare). The buyer will make the initial payment of 300,000 soybean bags, totaling R$23.2 million until July 31, 2018 and the remaining balance will be paid in seven annual installments.

The transfer of the possession and accounting of that operation occurred on July 31, 2018. From the accounting perspective, this plot of the farm is valued in the Company’s books at R$18.0 million (~R$2,405/arable hectare) (acquisition cost + investments net of depreciation) and this partial sale has an expected Internal Rate of Return (IRR) in R$ of 14.0%.

The sale of Jatobá Farm is extremely important for the Company, as it underlines the potential of the region and our capacity for creating and capturing value from the development of agricultural properties.

We have listed below the Company’s real estate highlights since began operations in 2006.

•        We have invested R$732.2 million in the acquisition and development of the properties.

•        After the Jatobá Farm sale, the Company will still own a total of 188,374 hectares, 75,373 hectares of which under production and 45,848 hectares in a land bank, adding up to a total of 121,221 arable hectares, plus 67,153 hectares of legal reserves and permanent preservation areas.

•        We have already sold 13 properties totaling R$766.3 million.

•        The Company began turning over its portfolio in 2012 and in this seven-year period, the average annual sale amount is R$102.6 million.

•        All sales took place at prices significantly above the book value and also above the fair value of the properties. The disinvestments generated unleveraged IRRs between 14% and 27%.

We remain confident in our strategy and our ability to deliver results and find innovative and efficient solutions in order to continue growing in a consistent manner, adding value to our shareholders.

São Paulo, June 12, 2018.

Gustavo Javier Lopez
Administrative Officer & IRO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 12, 2018.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

	By:	/s/ André Guillaumon
		Name:	André Guillaumon
		Title:	Chief Executive Officer and Operation Office

Date: June 12, 2018.
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Administrative Officer and Investor Relations Officer